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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 3)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              CHECKFREE CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                OPTIONS TO PURCHASE COMMON STOCK, $0.01 PAR VALUE
                         (Title of class of securities)

                                   090181 10 8
                      (CUSIP number of class of securities)

                                 David E. Mangum
              Executive Vice President and Chief Financial Officer
                              CheckFree Corporation
                           4411 East Jones Bridge Road
                             Norcross, Georgia 30092
                            Telephone: (678) 375-3000
       (Name,address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

                                   COPIES TO:

                             Robert J. Tannous, Esq.
                       Porter, Wright, Morris & Arthur LLP
                              41 South High Street
                              Columbus, Ohio 43215
                                 (614) 227-1953

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
    Transaction Valuation*                    Amount of Filing Fee**
--------------------------------------------------------------------------------
         $119,441,649                               $9,663
--------------------------------------------------------------------------------


* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,454,809 shares of Common Stock of CheckFree Corporation having an aggregate value of $119,441,649 will be exchanged pursuant to this offer.
** Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A              Filing Party:     N/A
Form or Registration No.:  N/A              Date Filed:       N/A






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[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


















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     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule TO filed with the Securities and Exchange Commission on June 17, 2003 by CheckFree Corporation (the "Schedule TO"), as amended by Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on June 17, 2003, and Amendment No. 2 to the Schedule TO filed with the Securities and Exchange Commission on July 2, 2003. The Schedule TO, as amended, relates to the offer by CheckFree Corporation to exchange certain outstanding stock options to purchase shares of its common stock on the terms and subject to the conditions described in the Offer to Exchange, dated June 17, 2003, which was filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Exchange").

     The Offer to Exchange is hereby supplemented and amended as follows:

     1. The fifth paragraph on page iii of the Offer to Exchange is amended to read as follows:

          THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. IN THE EVENT OF ANY CONFLICT BETWEEN THIS DOCUMENTATION AND THE RULES OF THE PARTICIPATING PLANS OR ANY APPLICABLE LEGISLATION, THE RULES OR LEGISLATION (AS THE CASE MAY BE) WILL TAKE PRECEDENCE. WHILE WE DISCLOSE IN THIS DOCUMENT ALL MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES RESULTING FROM ELECTION TO PARTICIPATE IN THIS OFFER, THE SUMMARY PROVIDED MAY NOT COMPLETELY DESCRIBE THE APPLICATION OF SUCH TAX TO ANY PARTICULAR INDIVIDUAL'S UNIQUE TAX CIRCUMSTANCES. WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE ANY UNIQUE TAX CONSEQUENCES OF YOUR ELECTION TO PARTICIPATE IN THE OFFER.

     2. The fourth paragraph in the Question "WILL I HAVE TO PAY TAXES IF I EXCHANGE MY ELIGIBLE OPTIONS IN THE OFFER?" in the Summary of Terms Section on page 5 of the Offer to Exchange is amended to read, in its entirety, as follows:

               Depending on your personal tax situation, you may owe taxes on the consideration above and beyond the amounts withheld, because your actual tax liability may be greater than the amounts withheld. Any failure to timely remit the proper amount of taxes may result in tax penalties, which will be your responsibility to pay.

     3. The third paragraph on page 13, in Section 3. "SOURCE AND AMOUNT OF CONSIDERATION", of the Offer to Exchange is amended to read, in its entirety, as follows:

               TAX CONSEQUENCES. If you are a U.S. associate, you should refer to Section 12 of this Information Statement for a discussion of the material U.S. federal income tax consequences of the consideration and the eligible options, as well as the consequences of accepting or rejecting the consideration under this offer. If you are an international associate, please refer to Appendix A to this document entitled "Guide to International Issues." FOR ALL ASSOCIATES, WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR IN ORDER TO DETERMINE ANY UNIQUE TAX CONSEQUENCES OF YOUR ELECTION TO PARTICIPATE IN THIS OFFER.

     4. The first paragraph in Section 12. "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" on page 20 of the Offer to Exchange is amended to read, in its entirety, as follows:

               The following is a summary of the material U.S. Federal Income Tax consequences of the exchange of eligible options under the offer. While we have disclosed all material U.S. federal income tax consequences resulting form election to participate in the offer, the summary may not completely describe the application of such tax to any particular individual's unique tax circumstance. BEFORE ACCEPTING THE OFFER, WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE ANY UNIQUE TAX CONSEQUENCES OF YOUR ELECTION TO PARTICIPATE IN THE OFFER, INCLUDING BUT NOT LIMITED TO A DETERMINATION OF WHETHER TAXES IN ADDITION TO THE AMOUNTS



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          WITHHELD FROM THE CONSIDERATION MAY BE DUE AS A RESULT OF ELECTING TO
          PARTICIPATE IN THE OFFER. Depending on your personal tax situation, you may owe taxes on the consideration above and beyond the amounts withheld, because your actual tax liability may be greater than the amounts withheld. Any difference in tax withholdings and actual tax liability, or failure to timely remit the proper amount of taxes may result in tax penalties and interest charges, which will be your responsibility to pay.

     5. The last paragraph in Section 12. "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" in The Offer section on page 21 of the Offer to Exchange is amended to read, in its entirety, as follows:

               WE RECOMMEND THAT YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE ANY UNIQUE TAX CONSEQUENCES OF YOUR ELECTION TO PARTICIPATE IN THE OFFER.

ITEM 12.  EXHIBITS.

Exhibit Number        Description
--------------        -----------

(a)(1)(U)             Email Communication to Canadian Eligible Option Holders.
(a)(1)(V) Forms of Electronic Communications to Eligible Option Holders Regarding Reminder of Offer.
















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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CheckFree Corporation



                                   By:      /s/ David E. Mangum
                                       ----------------------------------------
                                       David E. Mangum, Executive Vice President
                                       and Chief Financial Officer


                                       July 15, 2003



















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                                   SCHEDULE TO

                                INDEX OF EXHIBITS


Exhibit Number       Description
--------------       -----------

(a)(1)(U)            Email Communication to Canadian Eligible Option Holders.
(a)(1)(V) Forms of Electronic Communications to Eligible Option Holders Regarding Reminder of Offer.




















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